Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: January 16, 2015

Employee Stock Purchase Plan: Blackout Period Begins at Market Close Tuesday, January 20, 2015 and Important Action to Claim Shares in New Combined Company

Date: Jan. 16, 2015

To: Medtronic employees who participate in the Employee Stock Purchase Plan (ESPP)

Pre-Close of Covidien Acquisition

In preparation for the closing of the Covidien acquisition, Wells Fargo Shareowner Services*, which manages the Medtronic Employee Stock Purchase Plan (ESPP), will impose an administrative blackout period. This period begins at market close on Tuesday, January 20, 2015. Please note that you will not be able to initiate any transactions with respect to Medtronic, Inc. shares held in your account at Wells Fargo once the blackout period begins. The New York Stock Exchange (NYSE) is closed on Monday, January 19 for Martin Luther King Day.

Post-Close of Covidien Acquisition

Following the closing of Medtronic’s acquisition of Covidien, which is expected to close on or prior to January 29, 2015 if the Irish High Court sanctions the scheme of arrangement at the hearing scheduled for January 26, 2015, legacy Covidien and Medtronic shares will be exchanged for shares in Medtronic plc. Shares of Medtronic plc will trade on the NYSE under the symbol “MDT.”

You will receive via US mail a letter of transmittal following the closing of the transaction. You will need to complete, execute and return this letter to Wells Fargo in order for the exchange of your Medtronic, Inc. shares for Medtronic plc shares held in your Wells Fargo account to be processed. Once your properly completed and executed letter of transmittal has been received and processed by Wells Fargo, you will be able to initiate transactions with respect to the Medtronic plc shares in your Wells Fargo account.

If you have legacy Medtronic shares in paper certificate form, you will need to follow the instructions in the letter of transmittal to return those certificates to Wells Fargo Shareowner Services.

As Medtronic plc will not be issuing share certificates, you will receive a statement from Wells Fargo confirming that the shares in Medtronic plc have been credited to your account.

What happens if I do nothing?

If you do not sign and return the letter of transmittal your shares cannot be traded, gifted or otherwise used. You also will not receive your dividends until you complete the exchange.

If you have questions, please contact shareholder.services@medtronic.com or call 763-505-2510.

*	Wells Fargo Shareowner Services is Medtronic’s transfer agent. They can be reached at +1-888-648-8154.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Limited (f/k/a Medtronic Holdings Limited), which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have made available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.